UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Roadrunner Transportation Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

76973Q105

(CUSIP Number)

Scott D. Rued Lisa M. Costello HCI Equity Partners, L.L.C. 1455 Pennsylvania Avenue, NW, Suite 350 Washington, DC 20004 (202) 371-0150	with a copy to: Scott A. Moehrke, P.C. Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654 (312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76973Q105

1	Names of Reporting Persons Thayer Equity Investors V, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,946,409 (see item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,946,409 (see item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,946,409 (see item 4 and item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 42.9%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons HCI Equity Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,528,947 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,528,947 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,528,947 (See item 4 and item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons HCI Co-Investors III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 36,662 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 36,662 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,662 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons TC Sargent Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 45,598 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 45,598(See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,598 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons TC Roadrunner-Dawes Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,369 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,369 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,369 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HC Equity Partners V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,946,409 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,946,409 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,946,409 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 42.9%

14	Type of Reporting Person* OO, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting TC Co-Investors V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,967 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,967 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,967 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Equity Management, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,967 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,967 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,967 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person* PN, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Management III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,565,609 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,565,609 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,565,609 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.5%

14	Type of Reporting Person* PN, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Equity Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,581,985 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,581,985 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,581,985 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 51.0%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

Item 1.                                   Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of Roadrunner Transportation Systems, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4900 S. Pennsylvania Avenue, Cudahy, Wisconsin 53110.

Item 2.                                   Identity and Background.

(a)-(e)                This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)                                     Thayer Equity Investors V, L.P. (“Thayer”), by virtue of its deemed beneficial ownership of shares of Common Stock and warrants exercisable for shares of Common Stock,

(ii)                                  HCI Equity Partners III, L.P. (formerly known as Thayer | Hidden Creek Partners II, L.P.) (“Partners III”), by virtue of its deemed beneficial ownership of shares of Common Stock,

(iii)                               HCI Co-Investors III, L.P. (formerly known as THC Co-Investors II, L.P.) (“Co-Investors III”), by virtue of its deemed beneficial ownership of shares of Common Stock,

(iv)                              TC Sargent Holdings, L.L.C. (“TC Sargent”), by virtue of its deemed beneficial ownership of shares of Common Stock and warrants exercisable for shares of Common Stock,

(v)                                 TC Roadrunner-Dawes Holdings, L.L.C. (“TC Roadrunner”), by virtue of its deemed beneficial ownership of shares of Common Stock,

(vi)                              HC Equity Partners V, L.L.C. (“HC Equity”), by virtue of its being the general partner of Thayer,

(vii)                           TC Co-Investors V, L.L.C. (“Co-Investors”), by virtue of its being the managing member of TC Sargent and TC Roadrunner,

(viii)                        HCI Equity Management, L.P. (“HCI”), by virtue of its being the sole manager of Co-Investors,

(ix)                                HCI Management III, L.P. (“HCI Management III”), by virtue of its being the general partner of Partners III and Co-Investors III, and

(x)                                   HCI Equity Partners, L.L.C. (“HCI Equity Partners”), by virtue of its being the general partner of HCI and HCI Management III and the managing member of HC Equity,

all of whom are referred to herein as the “Reporting Persons.”  Each of the Reporting Persons is organized under the laws of the State of Delaware.  The Reporting Persons have entered into a Joint Filing Agreement, dated May 23, 2011, a copy of which is filed with this Schedule 13D as Schedule A

(which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The principal business address of each of the Reporting Persons is 1455 Pennsylvania Avenue, NW, Suite 350, Washington, DC, 20004.  HCI Equity Partners is primarily engaged in the business of serving as the ultimate general partner or managing member of private equity funds engaged primarily in the business of investing and managing private equity investments, including by serving as the managing member of HC Equity and the general partner of HCI and HCI Management III.  Thayer, Partners III, Co-Investors III, TC Sargent and TC Roadrunner are primarily engaged in the business of making investments.  HC Equity is primarily engaged in the business of serving as the general partner of Thayer.  Co-Investors is primarily engaged in the business of serving as the managing member of TC Sargent and TC Roadrunner.  HCI is primarily engaged in the business of serving as the management company of private equity funds affiliated with HCI Equity Partners, including Thayer and Partners III, and serving as the sole manager of Co-Investors.  HCI Management III is primarily engaged in the business of serving the general partner of Partners III and Co-Investors III.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has any of the Reporting Persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

Item 3.                                   Source and Amount of Funds or Other Consideration.

On May 11, 2011, HC Equity replaced TC Equity Partners V, L.L.C. as the general partner of Thayer; HCI replaced Thayer | Hidden Creek Management, L.P. as the sole manager of Co-Investors, the managing member of TC Sargent and TC Roadrunner; and HCI Management III replaced THCP Management II, L.P. as the general partner of Partners III and Co-Investors III (collectively, the “Restructuring”).  HCI Equity Partners is the managing member of HC Equity and the general partner of HCI and HCI Management III (collectively, the HCI Parties”).  Thayer, TC Sargent, TC Roadrunner, Partners III, Co-Investors III and Co-Investors are referred to herein collectively as the “Existing Owners.”

The Restructuring was undertaken in connection with the withdrawal of a member of Thayer | Hidden Creek Partners, L.L.C. and TC Equity Partners V, L.L.C. and a limited partner of Thayer | Hidden Creek Management, L.P. and THCP Management II, L.P. (the “Departing Partner”) and the formation of the HCI Parties by the remaining members and limited partners, as applicable, of Thayer | Hidden Creek Partners, L.L.C., TC Equity Partners V, L.L.C., Thayer | Hidden Creek Management, L.P. and THCP Management II, L.P. (collectively, the “Thayer Entities”).

Each HCI Party has ownership and economic interests in the Existing Owners equivalent to the Thayer Entity it replaced, except that the Departing Partner has separately retained certain economic rights and obligations equivalent to what he held through the Thayer Entities and is not a part of the HCI Parties.  The Restructuring did not change the identity or holdings of the direct beneficial owners of the Issuer’s Common Stock or the warrants reported herein.  No one received or paid any consideration with respect to the shares of Common Stock or warrants reported herein in connection with the Restructuring.  As a result of the Restructuring, each of the HCI Entities may be deemed to be a beneficial owner of all or a portion of the shares of Common Stock held directly by the Existing Owners and all or a portion of the shares of Common Stock issuable to certain of the Existing Owners upon the exercise of the warrants, as described in more detail below.

Certain of the Existing Owners have held interests in the Issuer since 2005 when they invested in a predecessor of the Issuer, Roadrunner Freight Systems, Inc., which was merged into the Issuer in 2005.  In 2006, certain of the Existing Owners invested in Sargent Transportation Group, Inc., which was subsequently merged into the Issuer in 2007.  As part of the Issuer’s initial public offering, the Existing Owners’ securities holdings were converted into shares of Common Stock (or into warrants exercisable to purchase shares of Common Stock, as applicable).  Each of Scott D. Rued, Ivor J. Evans, James D. Forese and Judy A. Vijums, each of whom had been affiliated with the Thayer Parties and is now affiliated with the HCI Parties, is on the board of directors of the Issuer.

In connection with the Sargent merger, Thayer received warrants that may be exercised to purchase an aggregate of 2,224,629 shares of Common Stock and TC Sargent received warrants that may be exercised to purchase an aggregate of 21,143 shares of Common Stock, in each case at a per share exercise price of $13.39 (the “Sargent Merger Warrant”).  Each of Thayer and TC Sargent, in its discretion, may exercise its Sargent Merger Warrant at any time prior to its expiration in March 2017.  The preceding summary of terms of the Sargent Merger Warrant is qualified in its entirety by reference to the detailed provisions of the Sargent Merger Warrant, a copy of which is attached as Exhibit B and incorporated herein by reference.

In December 2009, the Issuer issued junior subordinated notes and warrants to several purchasers, including Thayer, in connection with its acquisition of Bullet Freight Systems, Inc.  The Issuer retired the junior subordinated notes in 2010 with proceeds of its initial public offering.  Thayer continues to hold warrants to purchase 89,588 shares of Common Stock at a per share exercise price of $8.37 (the “Junior Subordinated Note Warrant”).  Thayer, in its discretion, may exercise its Junior Subordinated Note Warrant at any time prior to its expiration in December 2017.  The preceding summary of terms of the Junior Subordinated Note Warrant is qualified in its entirety by reference to the detailed provisions of the Junior Subordinated Note Warrant, a copy of which is attached as Exhibit C and incorporated herein by reference.

In summary, Thayer may be deemed to be the direct beneficial owner of 11,632,192 shares of Common Stock, or approximately 35.8% of the Common Stock outstanding, and may be deemed to be the direct beneficial owner of an additional 2,314,217 shares of Common Stock, or approximately 7.1% of the Common Stock outstanding, as a result of the Sargent Merger Warrant and the Junior Subordinated Note Warrant it holds, both of which are currently exercisable.  Partners III may be deemed to be the direct beneficial owner of 2,528,947 shares of Common Stock, or approximately 8.4% of the Common Stock outstanding.  Co-Investors III may be deemed to be the direct beneficial owner of 36,662 shares of Common Stock, or 0.1% of the Common Stock outstanding.  TC Sargent may be deemed to be the direct beneficial owner of 24,455 shares of Common Stock, or 0.1% of the Common Stock outstanding, and may be deemed to be the direct beneficial owner of an additional 21,143 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding, as a result of the Sargent Merger Warrant it holds, which is currently exercisable. TC Roadrunner may be deemed to be the direct beneficial owner of 24,369 shares of Common Stock, or 0.1% of the Common Stock outstanding.

Item 4.                                   Purpose of Transaction.

The purpose of the transaction was to complete the Restructuring.  Thayer, HCI Partners III, Co-Investors III, TC Sargent and TC Roadrunner did not acquire or dispose of any securities of the Issuer in connection with the Restructuring.  The Thayer Entities may have been deemed to be beneficial owners of the shares of Common Stock held by the Existing Owners or issuable to the Existing Owners pursuant to the Sargent Merger Warrant and the Junior Subordinated Note Warrant and therefore may be deemed to have disposed of securities of the Issuer in connection with the Restructuring.  The HCI Parties may be deemed to be beneficial owners of the shares of Common Stock held by the Existing Owners and the shares of Common Stock issuable to the Existing Owners pursuant to the Sargent Merger Warrant and the Junior Subordinated Note Warrant and therefore may be deemed to have acquired securities of the Issuer in connection with the Restructuring.

Certain of the Reporting Persons, as well as other stockholders of the Issuer, are parties to a Second Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”), dated March 14, 2007, a copy of which is attached hereto as Exhibit D (and which is incorporated by reference herein), which includes certain restrictions on transferability, “piggyback” registration rights and demand registration rights.  Such agreement provides that if, at any time after an initial public offering, the Issuer files a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), for any underwritten sale of shares of any of the Issuer’s equity securities, the stockholders may request that the Issuer include in such registration the shares of Common Stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.  In addition to piggyback registration rights, the Stockholders’ Agreement provides that, any time after the Issuer is eligible to register its common stock on a Form S-3 registration statement under the Securities Act, certain of the Issuer’s stockholders may request registration under the Securities Act of all or any portion of their shares of common stock. These stockholders are limited to a total of two of such registrations. In addition, if the Issuer proposes to file a registration statement under the Securities Act for any underwritten sale of shares of any of its securities, stockholders party to the Stockholders’ Agreement may request that the Issuer include in such registration the shares of common stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.  The Stockholders’ Agreement defines certain circumstances, including a change in control, whereby all stockholders are obligated to sell their common stock on the same terms as Thayer.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)                                  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the issuer;

(f)                                    Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                                 Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)                                 Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)                                     Any action similar to any of those enumerated above.

Item 5.                                   Interest in Securities of the Issuer.

(a)                                  As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner within the meaning of Rule 13d-3 of the Exchange Act of shares of Common Stock as described below.

(i)                                     Thayer and HC Equity may be deemed to be the beneficial owners of 13,946,409 shares of Common Stock, or approximately 42.9% of the Common Stock outstanding.  This number is comprised of: 11,632,192 shares of Common Stock held directly by Thayer, 2,224,629 shares of Common Stock issuable to Thayer pursuant to the Sargent Merger Warrant and 89,588 shares of Common Stock issuable to Thayer pursuant to the Junior Subordinated Note Warrant.

(ii)                                  Partners III may be deemed to be the beneficial owner of 2,528,947 shares of Common Stock, or approximately 8.4% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by Partners III.

(iii)                               Co-Investors III may be deemed to be the beneficial owner of 36,662 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by Co-Investors III.

(iv)                              TC Sargent may be deemed to be the beneficial owner of 45,598 shares of Common Stock, or 0.2% of the Common Stock outstanding.  This number is comprised of: 24,455 shares of Common Stock held directly by TC Sargent, and 21,143 shares of Common Stock issuable to TC Sargent pursuant to the Sargent Merger Warrant.

(v)                                 TC Roadrunner may be deemed to be the beneficial owner of 24,369 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by TC Roadrunner.

(vi)                              Co-Investors and HCI may be deemed to be the beneficial owners of 69,967 shares of Common Stock, or 0.2% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by and the shares of Common Stock issuable to TC Sargent pursuant to the Sargent Merger Warrant as described in paragraph (iv) above and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(vii)                           HCI Management III may be deemed to be the beneficial owner of 2,565,609 shares of Common Stock, or 8.5% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by Partners III as described in paragraph (ii) above and the shares of Common Stock held directly by Co-Investors III as described in paragraph (iii) above.

(viii)                        HCI Equity Partners may be deemed to be the beneficial owner of 16,581,985 shares of Common Stock, or 51.0% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by and issuable to Thayer pursuant to the Sargent Merger Warrant and the Junior Subordinated Notes Warrant as described in paragraph (i) above, the shares of Common Stock held directly by Partners III as described in paragraph (ii) above, the shares of Common Stock held by Co-Investors III as described in paragraph (iii) above, the shares of Common Stock held directly by and issuable to TC Sargent pursuant to the Sargent Merger Warrant as described in paragraph (iv) above, and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(b)                                 Each Reporting Person may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of shares of Common Stock as described below.

(i)                                     Thayer and HC Equity may be may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 13,946,409 shares of Common Stock, or approximately 42.9% of the Common Stock outstanding.  This number is comprised of: 11,632,192 shares of Common Stock held directly by Thayer, 2,224,629 shares of Common Stock issuable to Thayer pursuant to the Sargent Merger Warrant and 89,588 shares of Common Stock issuable to Thayer pursuant to the Junior Subordinated Note Warrant.  HC Equity’s investment committee makes investment decisions on behalf of HC Equity and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock.  HC Equity’s investment committee decisions are made based on the affirmative consent of HCI Equity Partners and the majority of the votes of the investment committee members, who are: Daniel M. Dickinson, Scott D. Rued, Douglas P. McCormick, Ivor J. Evans, James T. Forese and Richard Snell.

(ii)                                  Partners III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,528,947 shares of Common Stock, or approximately 8.4% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by Partners III.

(iii)                               Co-Investors III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 36,662 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by Co-Investors III.

(iv)                              TC Sargent may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 45,598 shares of Common Stock, or 0.2% of the Common Stock outstanding.  This number is comprised of: 24,455 shares of Common Stock held directly by TC Sargent, and 21,143 shares of Common Stock issuable to TC Sargent pursuant to the Sargent Merger Warrant.

(v)                                 TC Roadrunner may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 24,369 shares of Common Stock, or 0.1% of the Common Stock outstanding.  This number is comprised of shares of Common Stock held directly by TC Roadrunner.

(vi)                              Co-Investors and HCI may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 69,967 shares of Common Stock, or 0.2% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by and the shares of Common Stock issuable to TC Sargent pursuant to the Sargent Merger Warrant as described in paragraph (iv) above and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(vii)                           HCI Management III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,565,609 shares of Common Stock, or 8.5% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by Partners III as described in paragraph (ii) above and the shares of Common Stock held directly by Co-Investors III as described in paragraph (iii) above.  HCI Management III’s investment committee makes investment decisions on behalf of HCI Management III and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock.  HCI Management III’s investment committee decisions are made based on the affirmative consent of HCI Equity Partners and the majority of the investment committee members, who are: Daniel M. Dickinson, Ivor J. Evans, James T. Forese, Scott Gibaratz, Douglas P. McCormick, Daniel F. Moorse, Carl E. Nelson, Scott D. Rued, Richard Snell and Judith A. Vijums.

(viii)                        HCI Equity Partners may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 16,581,985 shares of Common Stock, or 51.0% of the Common Stock outstanding.  This number is comprised of the shares of Common Stock held directly by and issuable to Thayer pursuant to the Sargent Merger Warrant and the Junior Subordinated Notes Warrant as described in paragraph (i) above, the shares of Common Stock held directly by Partners III as described in paragraph (ii) above, the shares of Common Stock held by Co-Investors III as described in paragraph (iii) above, the shares of Common Stock held directly by and issuable to TC Sargent pursuant to the Sargent Merger Warrant as described in paragraph (iv) above, and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above. As the managing member of HC Equity and the general partner HCI and HCI Management III, HCI Equity Partners exercises certain authority over the investment decision-making process of the other Reporting Persons through its board of directors, and, as a result, the directors may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common

Stock.  The directors are Daniel M. Dickinson, Douglas P. McCormick and Scott D. Rued.  Board actions generally must be approved by two of the three directors.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock.

(c)                                  Except to the extent the Restructuring is deemed to be a transaction in the Issuer’s securities, there have been no transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 7, 2010, the Issuer entered into an advisory agreement (the “Advisory Agreement”) with Thayer | Hidden Creek Management, L.P., a copy of which is attached hereto as Exhibit E (and which is incorporated by reference herein).  HCI assumed the Advisory Agreement effective May 11, 2011.  Pursuant to the Advisory Agreement, HCI will provide advisory services to the Issuer, including identification, support, negotiation, and analysis of acquisitions and dispositions and support, negotiation, and analysis of financing alternatives.  In exchange for such services, HCI will be reimbursed for its expenses and paid a transaction fee in connection with the consummation of each acquisition or divestiture by the Issuer or its subsidiaries, excluding certain specified transactions, and in connection with any public or private debt offering by the Issuer or its subsidiaries negotiated by HCI. The amount of any such fee will be determined through good faith negotiations between the Issuer’s board of directors and HCI.

Except for the Advisory Agreement and the agreements described above in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                                   Material to be filed as Exhibits.

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D

Exhibit A	-	Schedule 13D Joint Filing Agreement, dated May 23, 2011, by and among each of the Reporting Persons

Exhibit B	-	Sargent Merger Warrant

Exhibit C	-	Junior Subordinated Note Warrant

Exhibit D	-	Stockholders’ Agreement

Exhibit E	-	Advisory Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2011

Thayer Equity Investors V, L.P.

By:	HC Equity Partners V, L.L.C., its General Partner

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Partners III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Co-Investors III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Sargent Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Roadrunner-Dawes Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Co-Investors V, L.L.C.

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

SCHEDULE A

HCI Equity Partners, L.L.C.

HCI Equity Partners, L.L.C. is managed by a board of directors.  Set forth below is the name and business address of each directors of HCI Equity Partners, L.L.C.

Name	Title	Address
Daniel M. Dickinson	Director	1455 Pennsylvania Avenue, NW, Suite 350 Washington, DC 20004

Douglas P. McCormick	Director	1455 Pennsylvania Avenue, NW, Suite 350 Washington, DC 20004

Scott D. Rued	Director	1455 Pennsylvania Avenue, NW, Suite 350 Washington, DC 20004